United States securities and exchange commission logo





                              June 13, 2024

       Silong Chen
       Chief Executive Officer
       Dogness (International) Corp
       No. 16 N. Dongke Road
       Tongsha Industrial Zone
       Dongguan, Guangdong 523217

                                                        Re: Dogness
(International) Corp
                                                            Registration
Statement on Form F-3
                                                            Filed June 7, 2024
                                                            File No. 333-280051

       Dear Silong Chen:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3 filed June 7, 2024

       General

   1. We note your disclosure appearing on the cover page, Summary, and Risk Factor sections relating to legal and
operations risks associated with operating in China and PRC
                                                        regulations has changed
significantly from the disclosure included in your annual report on Form 20-F, File No.
001-38304 filed October 12, 2023. It is unclear to us that there have been changes in
the regulatory environment warranting disclosure that mitigates the challenges you face and
related disclosures. The Sample Letters to China-Based
                                                        Companies sought
specific disclosure relating to the risk that the PRC government may intervene in or
influence your operations at any time, or may exert control over operations of your business, which
could result in a material change in your operations and/or the value of the securities
you are registering for sale. We remind you that, pursuant to federal securities rules, the
term "control" (including the terms "controlling," "controlled by," and
 Silong Chen
Dogness (International) Corp
June 13, 2024
Page 2
         "under common control with") as defined in Securities Act Rule 405 means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities,
         by contract, or otherwise.    The Sample Letters also sought specific
disclosures relating to
         uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your disclosure referencing the PRC government's intent to strengthen its regulatory oversight conveys the same risk. Please revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Erin Donahue at 202-551-6063 or Bradley Ecker at 202-551-4985 with any other questions.



FirstName LastNameSilong Chen                                 Sincerely,
Comapany NameDogness (International) Corp
                                                              Division of
Corporation Finance
June 13, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName